December 7, 2011

Securities and Exchange Commission
100 F. Street, NE
Mail Stop 3561
Washington, D.C. 20549-3561
Ladies and Gentlemen:
National Beef, Inc. (the “Company”) hereby applies to withdraw its Registration Statement on Form S-1 (File Number 333-162443) filed under the Securities Act of 1933, as amended, as it has decided not to proceed with the offering. The Company has not sold any securities in connection with the offering.
Very truly yours,

NATIONAL BEEF, INC.

By: __/s/ Bret G. Wilson________________________
Bret G. Wilson, Vice President,
General Counsel and Secretary of the Company
and Agent for Service with Respect to the
Registration Statement